SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Viavi Solutions Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

925550105
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925550105	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,314,164 shares of Common Stock (including options to purchase 5,243,900 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,314,164 shares of Common Stock (including options to purchase 5,243,900 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,314,164 shares of Common Stock (including options to purchase 5,243,900 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (see Item 5)
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 925550105	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Sandell Investment Services, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,688,136 shares of Common Stock (including options to purchase 758,400 shares of Common Stock and 375,536 shares referenced in cash-settled equity swaps)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,688,136 shares of Common Stock (including options to purchase 758,400 shares of Common Stock and 375,536 shares referenced in cash-settled equity swaps)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,688,136 shares of Common Stock (including options to purchase 758,400 shares of Common Stock and 375,536 shares referenced in cash-settled equity swaps)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (see Item 5)
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 925550105	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,002,300 shares of Common Stock (including options to purchase 6,002,300 shares of Common Stock and 375,536 shares referenced in cash-settled equity swaps)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,002,300 shares of Common Stock (including options to purchase 6,002,300 shares of Common Stock and 375,536 shares referenced in cash-settled equity swaps)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

12,002,300 shares of Common Stock (including options to purchase 6,002,300 shares of Common Stock and 375,536 shares referenced in cash-settled equity swaps)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 925550105	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2015 (the “Original Schedule 13D”; and, together with this Amendment No. 1, the “Schedule 13D”), with respect to the shares of common stock, $0.001 par value (the “Common Stock”), of Viavi Solutions Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 4, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 30, 2015, the Sandell Funds entered into an agreement with the Issuer (the "Settlement Agreement") whereby the parties agreed among other things and subject to certain conditions, that: (i) Donald Colvin and Tor Braham are being appointed to the board of directors of the Issuer and will be nominated for election at the 2015 Annual Meeting of the Issuer; (ii) Donald Colvin and Tor Braham will join Masood Jabbar and Tim Campos on a re-purposed Corporate Development Committee, which will be tasked with conducting a review of strategies to enhance the Issuer’s value, including a review of the Issuer’s business, financial position, capital allocation, investment and business strategies, and strategies to maximize the value of the Issuer’s deferred tax assets; (iii) the Corporate Development Committee will retain an independent investment banking firm to assist it in its review as well as an operational consulting firm to assess the Issuer’s internal expense and operational structure; (iv) the Issuer will recommence its previously announced share repurchase program for total proceeds equal to the unused dollar amount remaining from the Issuer’s $100 million share repurchase program which was authorized on May 21, 2014, which is expected to be approximately $40 million; (v) the Issuer will propose new equity compensation arrangements based on stock price appreciation as adjusted for share repurchases and dividends; and (vi) the Sandell Funds will vote their shares in favor of existing and new directors of the Issuer at the 2015 Annual Meeting and abide by certain standstill provisions prior to the 2016 Annual Meeting.

This Item 4 does not provide a complete description of the Settlement Agreement and such description is qualified in its entirety by reference into the Settlement Agreement, which is set forth as Exhibit 3 to this Schedule 13D and incorporated by reference herein.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

The Sandell Funds are parties to the Settlement Agreement, as defined and described in Item 4 above, which description is incorporated to this Item 6 by reference. A copy of the Settlement Agreement is attached as Exhibit 3 to this Schedule 13D and incorporated by reference herein.

CUSIP No. 925550105	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
3	Settlement Agreement among the Issuer and the Sandell Funds, dated September 30, 2015.

CUSIP No. 925550105	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 1, 2015

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

SANDELL INVESTMENT SERVICES, L.L.C.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Managing Member

/s/ Thomas E. Sandell
Thomas E. Sandell